SAG Holdings Limited

14 Ang Mo Kio Street 63

Singapore 569116

June 7, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	SAG Holdings Limited (the “Company”)
Amendment No. 16 to Registration Statement on Form F-1
File No. 333-267771

Ladies and Gentlemen:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of June 6, 2024 with respect to the Company’s Registration Statement, as noted above.

The text of the Staff’s comments is set forth below, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 17 to the Registration Statement submitted concurrently with the submission of this letter in response to the Staff’s comments.

Consolidated Balance Sheets, page F-3

1. Please revise to present your non-controlling interest as a separate component of stockholders’ equity, distinct from the equity attributable to the controlling shareholders.

We have revised to separate the non-controlling and controlling shareholders on page F-3, as requested.

Consolidated Statements of Cash Flows, page F-6

2. It appears the “balance with related parties” line item of $2,450,000 presented in change in operating assets and liabilities includes the decrease of your dividend payable to the ultimate holding company disclosed in page Note 8 on page F-19. Please tell us your basis for presenting dividend payment in operating activities, as opposed to financing activities. Refer to ASC 230-10-45-15.

We have revised the presentation of the dividend payable under financing activities on page 40 and page F-6, in accordance with ASC 230-10-45-15.

Item 9. Undertakings, page II-2

3. Revise to provide the undertakings required by Item 512(a) of Regulation S-K.

We have revised the disclosure on page II-2 of the resale prospectus to provide the undertakings required by Item 512(a) of Regulation S-K.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

SAG Holdings Limited

/s/ Jimmy Neo
By:	Jimmy Neo
Chief Executive Officer & Executive Director

cc:	David L. Ficksman
R. Joilene Wood